UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Power-One, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

739308104

(CUSIP Number)

Richard A. Brown

ABB Ltd

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

With a copy to

Neil Whoriskey, Esq.

David Leinwand, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY  10006

Telephone: (212) 225-2000

Facsimile: 212-225-3999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D CUSIP No. 739308104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABB Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,987,808* (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 53,144,444* (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,144,444* (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.7%

14.	Type of Reporting Person (See Instructions) CO

* The Reporting Person disclaims beneficial ownership as described under Item 5.

Schedule 13D CUSIP No. 739308104

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.001 per share (the “Common Stock”), of Power-One, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 740 Calle Plano, Camarillo, California.

Item 2.	Identity and Background

(a)           This Statement is filed by and on behalf of ABB Ltd (the “Reporting Person”).

(b) – (c)

The Reporting Person is a corporation established under the laws of Switzerland.  The address of the Reporting Person’s principal office is Affolternstrasse 44, CH-8050 Zurich, Switzerland.  The Reporting Person is principally engaged in the business of providing a broad range of products, systems, solutions and services that are designed to improve power grid reliability, increase industrial productivity and enhance energy efficiency.

(d) – (e)

The name, business address, citizenship and principal occupation or employment of each of the directors and members of the Executive Committee of the Reporting Person are set forth in Schedule A hereto, and are incorporated herein by reference.

Neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

As previously disclosed in the Reporting Person’s public filings with the Commission, on October 12, 2010, in connection with the settlement of anti-bribery investigations under the U.S. Foreign Corrupt Practices Act (the “FCPA”) conducted by the U.S. Department of Justice and the Commission, a final judgment against the Reporting Person was entered by the United States District Court for the District of Columbia in a civil proceeding.  Pursuant to the terms of the final judgment, the Reporting Person was (i) permanently restrained and enjoined from violations of Section 30A, 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act (ii) ordered to pay an aggregate amount of approximately $22.8 million as disgorgement, (iii) ordered to pay a civil penalty of approximately $16.5 million and (iv) ordered to take certain remedial actions with respect to compliance with the FCPA and other applicable anticorruption laws, including providing periodic progress reports to the Commission over a span of three years.

Except as disclosed above, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Schedule 13D CUSIP No. 739308104

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this Statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement by the Reporting Person and certain stockholders of the Issuer. The Reporting Person has not paid any consideration to such stockholders in connection with the execution and delivery of the Voting Agreement described in Item 4 of this statement.

Item 4.	Purpose of Transaction

On April 21, 2013, Verdi Acquisition Corporation, a newly formed Delaware corporation and an indirectly wholly owned subsidiary of the Reporting Person (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Reporting Person would acquire all of the outstanding equity interests of the Issuer. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as an indirectly wholly owned subsidiary of the Reporting Person (the “Surviving Corporation”).  At the effective time of the Merger, shares of Common Stock owned by the Reporting Person or Merger Sub and shares of Common Stock held by the Issuer (as treasury stock or otherwise) will be canceled. All other outstanding shares of Common Stock, other than shares of Common Stock owned by any stockholder who is entitled to and who properly exercises appraisal rights under Delaware law, will be canceled and each converted into the right to receive $6.35 in cash, without interest, less any applicable withholding taxes.  Shares of the Series C Junior Participating Convertible Preferred Stock, par value $0.001 per share of the Issuer (the “Series C Preferred Stock”) will be canceled and each converted into the right to receive $4703.7037037 in cash, without interest, less any applicable withholding taxes.  Warrants to acquire Company Stock (“Warrants”) will be canceled and each Warrant shall be converted into the right to receive, with respect to each share of Common Stock subject to such Warrant, an amount in cash equal to $6.35 minus the applicable exercise price per share of Common Stock, without interest, less any applicable withholding taxes.  Consummation of the Merger is not subject to a financing condition, but it is subject to certain customary conditions, including adoption of the Merger Agreement by the Issuer’s stockholders and the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and certain foreign antitrust laws. The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference under Exhibit 1 hereto.

In connection with the Merger Agreement, certain stockholders of the Issuer (the “Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with the Reporting Person. Pursuant to the Voting Agreement and as more fully described therein, each Stockholder, among other things, (a) agreed to vote all its shares of Common Stock  and all its shares of the Series C Preferred Stock (i) in favor of the Merger, including the adoption of the Merger Agreement, all other transactions contemplated by the Merger Agreement  and any other matters that must be approved by the stockholders of the Issuer in order for the transactions contemplated by the Merger Agreement to be consummated and (ii) against any and all alternative proposals; (b) agreed it shall not, and shall cause its representatives not to, directly or indirectly solicit, initiate, knowingly encourage or facilitate or take certain other actions with respect to, any alternative proposals; (iii) agreed to convert a portion of its shares of Series C Preferred Stock into shares of Common Stock (provided that the number of shares of Common Stock issuable pursuant to such conversion shall not exceed such number of shares of Common Stock, the issuance of which would require approval by the stockholders of the Company under the applicable rules of the NASDAQ Stock Market), and (iv) agreed to certain transfer restrictions with respect to its shares of Common Stock, shares of Series C Preferred Stock and Warrants (the aggregate shares of Common Stock held by the Stockholders, including those issuable upon the conversion of the Series C Preferred Stock and the exercise of the Warrants, the “Subject Shares”).  If either the Issuer or the Reporting Person terminates the Merger Agreement in accordance with its terms before the Merger is completed, the Voting Agreement will also terminate.  If the Merger is consummated, the Voting Agreement will terminate upon

Schedule 13D CUSIP No. 739308104

the effective time of Merger.  The Voting Agreement will also terminate upon the effectiveness of an amendment of the Merger Agreement that (i) reduces the amount, or changes the form, of the consideration payable to the stockholders of the Issuer, (ii) adds or expands on the conditions precedent to the Merger, (iii) impedes or materially delays the consummation of the Merger and the other transactions to occur on the closing date such that the Merger or such other transactions would not reasonably be expected to be consummated prior to the 9-month anniversary of the date of the Merger Agreement (or if such date is extended in order to obtain antitrust approvals, the 12-month anniversary of the date of the Merger Agreement), or (iv) amends the mutual termination events for the Merger Agreement in a manner that is materially adverse to the Stockholders in their capacity as such, in each case without the Stockholders’ consent.  The description of the Voting Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is incorporated herein by reference under Exhibit 2 hereto.

From and after the completion of the Merger, the directors and officers of the Surviving Corporation shall be appointed by the Reporting Person or one or more of its wholly owned subsidiaries. In addition, upon completion of the Merger the certificate of incorporation and by-laws of the Surviving Corporation will be amended and restated to become the certificate of incorporation and by-laws of Merger Sub (except with respect to the name of the Surviving Corporation, which shall be “Power-One, Inc.”).

Upon the consummation of the Merger, the shares of Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Reporting Person will cause them to be deregistered. In addition, Parent will cause the shares of Common Stock to be delisted from the NASDAQ.

Other than as described in this Item 4, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the execution of the Voting Agreement, as of April 21, 2013, the Reporting Person may be deemed to have acquired beneficial ownership of 53,144,444 shares of Common Stock (assuming full conversion of the Series C Preferred Stock and exercise of the Warrants), which are either owned directly by the Stockholders or over which the Stockholders have the power to vote or dispose, as follows (i) 17,500,000 shares of Common Stock, (ii) 36,375 shares of Series C Preferred Stock, which are convertible into 26,944,444 shares of Common Stock, and (iii) Warrants, which are exercisable for 8,700,000 shares of Common Stock.  Such 53,144,444 shares of Common Stock represent approximately 33.7% of the outstanding shares of Common Stock as of April 15, 2013 based upon 122,104,193 shares of Common Stock outstanding as of such date (as represented by the Issuer in the Merger Agreement) and assuming full conversion of the Series C Preferred Stock and exercise of the Warrants.

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Person as a result of the execution of the Voting Agreement, the Reporting Person does not beneficially own any other shares of Common Stock, and, to the knowledge of the Reporting Person, none of the persons listed on Schedule A hereto beneficially own any shares of Common Stock.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

See the description set forth in Item 4 of this statement, which is incorporated herein by reference.

Schedule 13D CUSIP No. 739308104

(b) Notwithstanding their ownership of the Subject Shares, the Stockholders’ voting power is limited to not more than 19.9% of the voting power of the Issuer.  The Reporting Person may be deemed to share with the Stockholders the power to vote, or to direct the vote of, the portion of the Subject Shares constituting up to 19.9% of the voting power of the Issuer (or a maximum of 25,987,808 shares of Common Stock based upon 122,104,193 shares of Common Stock outstanding as of April 15, 2013 (as represented by the Issuer in the Merger Agreement)) solely with respect to those matters described in Item 4 of this statement and in the Voting Agreement.

The Reporting Person may also be deemed to share with the Stockholders the power to dispose, or direct the disposition, of the Subject Shares solely to the extent the Voting Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Voting Agreement.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c) To the knowledge of the Reporting Person, neither the Reporting Person nor any person set forth on Schedules A hereto has effected any transactions in the shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person set forth on Schedules A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries other than the Merger Agreement and the Voting Agreement.

The description of the Merger Agreement and the Voting Agreement in Item 4 of this statement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1

Agreement and Plan of Merger, dated as of April 21, 2013, by and among ABB Ltd, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on April 22, 2013).

Exhibit 2

Voting Agreement, dated as of April 21, 2013, by and among ABB Ltd, Silver Lake Sumeru Fund, L.P. and Silver Lake Technology Investors Sumeru, L.P. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on April 22, 2013).

Schedule 13D CUSIP No. 739308104

SIGNATURES

After reasonable inquiry and to the best of our knowledge, we certify that the information set forth in this statement is true, complete and correct.

Dated:    April 26, 2013

ABB LTD

By:	/s/ Richard A. Brown
Name: Richard A. Brown
Title: Authorized Signatory

By:	/s/ Natascia Rubinic
Name: Natascia Rubinic
Title: Authorized Signatory

Schedule 13D CUSIP No. 739308104

Schedule A

Directors and Members of the Executive Committee of ABB Ltd

The following table sets forth the name, country of citizenship and present principal occupation of each director and member of the Executive Committee of ABB Ltd.  Unless otherwise indicated below, the business address of each of the persons listed below is Affolternstrasse 44, CH-8050 Zurich, Switzerland.

I. Directors

Name	Country of citizenship	Present Principal Occupation

Hubertus von Grünberg (chairman)	Germany	Member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG; chairman of the advisory board of Sapinda Holding BV; member of the board of directors of Schindler Holding AG

Roger Agnelli	Brazil	Vice President of the Center of Industries of the State of Rio de Janeiro; member of the Global Advisory Board of Anadarko Petroleum Corporation

Louis R. Hughes	United States	The chairman of InZero Systems (formerly GBS Laboratories LLC); member of the boards of directors of Akzo Nobel and Alcatel Lucent

Hans Ulrich Märki	Switzerland

Member of the board of directors of Mettler-Toledo International and Swiss Re Ltd and Menuhin Festival Gstaad AG; member of the foundation board of Schulthess Klinik, Zurich and the board of trustees of the Hermitage Museum, St. Petersburg

Michel de Rosen	France	Chief executive officer of and a member of the board of directors of Eutelsat Communications

Michael Treschow	Sweden	Chairman of the boards of directors of Unilever NV and Unilever PLC; member of the board of directors of the Knut and Alice Wallenberg Foundation

Jacob Wallenberg	Sweden	Chairman of the board of directors of Investor AB (Sweden); vice chairman of Telefonaktiebolaget LM Ericsson AB, SEB Skandinaviska Enskilda Banken and SAS AB; member of the boards of directors of

Schedule 13D CUSIP No. 739308104

the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics and The Coca-Cola Company

Ying Yeh	China	Member of the boards of directors of InterContinental Hotels Group, Volvo AB and Samsonite International S.A.

II. Members of the Executive Committee (EC)

Name	Country of citizenship	Present Principal Occupation

Joe Hogan	United States	Chief Executive Officer

Eric Elzvik	Switzerland and Sweden	Chief Financial Officer

Gary Steel	United Kingdom	Head of Human Resources

Diane de Saint Victor	France	General Counsel

Frank Duggan	Ireland	EC Member responsible for Global Markets

Greg Scheu	United States	EC Member responsible for Marketing and Customer Solutions

Prith Banerjee	United States	Chief Technology Officer

Bernhard Jucker	Switzerland	EC Member responsible for the Power Products division.

Brice Koch	France	EC Member responsible for the Power Systems division.

Ulrich Spiesshofer	Germany	EC Member responsible for the Discrete Automation and Motion division

Tarak Mehta	United States	EC Member responsible for the Low Voltage Products division

Veli-Matti Reinikkala	Finland	EC Member responsible for the Process Automation division